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SEC FILE NUMER
8- 68863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/24 (MM/DD/YY) AND ENDING 09/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LUMA Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 Fifth Avenue, Suite 900
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rafael Beck	(212) 897-1690	rbeck@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Prager Metis CPAs, LLC
(Name – if individual, state last, first, and middle name)

222 Mount Airy Road	Basking Ridge	NJ	07920
(Address)	(City)	(State)	(Zip Code)

09/29/2003	273
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, __Rafael Beck__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to __LUMA Securities LLC__ as of __09/30/25__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Rafael Beck
Signature

Chief Financial Officer

Title

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

LUMA SECURITIES LLC

Statement of Financial Condition

September 30, 2025



Report of Independent Registered Public Accounting Firm

To the Sole Member of
LUMA Securities LLC

Prager Metis CPAs, LLC

———————

222 MOUNT AIRY ROAD
BASKING RIDGE, NJ 07920

T 908.766.9800
F 908.766.9811

www.pragermetis.com

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LUMA Securities LLC (the "Company") as of September 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of LUMA Securities LLC as of September 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Prager Metis CPAs, LLC

Prager Metis CPAs, LLC
We have served as LUMA Securities LLC's auditor since 2023.
Basking Ridge, New Jersey
December 17, 2025



LUMA SECURITIES LLC

Statement of Financial Condition

September 30, 2025

Cash	$	683,669
Prepaid expenses		4,798
	$	688,467

Liabilities and Member's Equity

Liabilities		
Deferred revenue	$	150,000
Due to Parent		33,085
Accrued expenses		5,615
		188,700
Member's equity		499,767
	$	688,467

The accompanying notes are an integral part of this financial statement.

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

September 30, 2025

1. Business Organization

LUMA Securities LLC (the "Company"), a wholly-owned subsidiary of LUMA Partners LLC (the "Parent"), is a limited liability company formed under the laws of the State of Delaware. The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides unique strategic counseling and investment banking services to companies in the technology industry.

The Company shall continue until the earlier of (i) the written consent by the Parent that the Company should be dissolved, or (ii) the sale, transfer or other disposition of all assets of the Company.

The liability of the member or Parent is limited to the capital held by the Company.

2. Summary of Significant Accounting Policies

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statement.

Basis of preparation - The financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC").

Revenue recognition - The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns revenue by way of advisory fees from investment banking, which include retainers and success fees. The Company may also earn finder's fees and underwriting fees. Revenue from services provided are recognized at the time there is persuasive evidence that the Company's services have been substantially completed pursuant to the terms of an engagement letter and identified performance obligations have been satisfied.

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

September 30, 2025

2. **Summary of Significant Accounting Policies (continued)**

Unearned retainer fees are included in deferred income on the statement of financial condition, have already been received and are expected to be recognized as revenue in a future period.

Deferred revenue is typically recognized as revenue upon closing of a transaction or if the customer terminates the engagement. Typical payment terms are as follows: retainers are received upon execution of engagement letters with customers and success fees are received upon closing of transactions. Fee amounts are calculated in accordance with the underlying agreements with customers. Substantially all revenues earned by the Company are from customers in the technology industry.

Accounts receivable and allowance for credit losses - The Company's accounts receivable, if any, would primarily consist of balances due from customers for fee income, are carried at amortized cost less the allowance for credit losses. Account balances outstanding longer than the contractual payment terms are considered past due. The credit risk associated with receivables is that any customer with which it conducts business is unable to fulfill contractual obligations. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables in accordance with GAAP guidance. Management monitors and considers factors such as historical experience, credit risk of customers, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. As of September 30, 2025, there are no accounts receivable, and no corresponding allowance recorded.

Income taxes - Since the Company is a single member limited liability company, it is disregarded for income tax purposes and, therefore, no federal, state or local income taxes are provided or considered for the purpose of the financial statement.

The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement to comply with the provisions of this guidance as of September 30, 2025. The Company is not currently under audit by any tax jurisdiction.

2.   **Summary of Significant Accounting Policies (continued)**

Use of estimates - The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Contract Assets and Contract Liabilities - Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are removed when either it becomes a receivable or the cash is received. No contract assets are reported in the accompanying statement of financial condition at September 30, 2025.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are removed when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of September 30, 2025, contract liabilities are reported on the accompanying statement of financial condition and discussed in Note 5.

Recent Accounting Pronouncements - In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, which amends the disclosure requirements for income taxes. The amendments primarily include new requirements to disclose additional information as part of the reconciliation of the effective tax rate to statutory tax rate, provide the amount of income taxes paid, net of refunds received, and income tax expense disaggregated between federal, state and foreign jurisdictions and provide income before income taxes disaggregated between domestic and foreign jurisdictions. The amendments also discontinue certain other disclosure requirements. The amended guidance is effective for the Company on October 1, 2025, with early adoption permitted. The Company is currently evaluating the impact of ASU 2023-09 on its financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company's financial statement.

3.   **Transactions with Related Parties**

The Company maintains a services agreement with the Parent (the "Services Agreement"). Pursuant to the Services Agreement, the Parent provides accounting, administration, information technology, compliance services, office space, employee services and other services at a cost of $33,085 per month. Generally, the Company settles the amount owed to

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

September 30, 2025

3. **Transactions with Related Parties (continued)**

the Parent monthly. As of September 30, 2025, the amount due to Parent is $33,085, which is included on the statement of financial condition. The Services Agreement may be terminated upon the mutual agreement of the Company and the Parent.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2025, the Company had net capital of $494,969 which was $394,969 in excess of its minimum requirement of $100,000. The ratio of aggregate indebtedness to net capital as of September 30, 2025 was 0.38:1.

The Company does not hold customers' cash or securities. As such, it is not affected by SEC Rule 15c3-3.

5. **Contract Liabilities**

For each contract with customers which includes an upfront retainer fee, any unearned retainer fees are included in deferred revenue on the statement of financial condition. The deferred revenue amount represents the Company's contract liabilities which results from the timing of revenue recognition. The following table provides information about contract liabilities from contracts with customers.

Deferred revenue balance, beginning of year	$	75,000
Increase in deferred revenue from receipts of upfront retainer fees		175,000
Revenue recognized during the year from deferred revenue		(100,000)
Deferred revenue balance, end of year	$	150,000

6. **Concentrations**

All cash deposits are held by one custodian bank and therefore are subject to the credit risk at that financial institution to the extent the balances are in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

LUMA SECURITIES LLC

Notes to Statement of Financial Condition

September 30, 2025

7. Indemnifications

The Company has certain obligations to indemnify its managers and officers for certain events and occurrences while the manager or officers are, or were, serving at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to further limit its exposure.

8. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and investment advisory businesses. The Company has identified the Chief Executive Officer as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions to its parent.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

At September 30, 2025, total assets presented in the Company's statement of financial condition represents total assets of the Company's single reportable segment.

9. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since September 30, 2025, through the date of issuance of this financial statement, and determined that there are no material events that would require disclosure in the Company's financial statement.